Exhibit 99.1

DouYu International Holdings Limited Reports Second Quarter 2019 Unaudited Financial Results

WUHAN, China, August 13, 2019 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter ended June 30 and first half of 2019.

Second Quarter 2019 Highlights

•                  Total net revenues for the second quarter of 2019 increased by 133.2% to RMB1,872.7 million (US$272.8 million) from RMB802.9 million in the same period of 2018.

•                  Gross profit increased by 823.8% to RMB301.1 million (US$43.9 million) from RMB32.6 million in the same period of 2018, implying a gross margin of 16.1% in the second quarter of 2019 compared with 4.1% in the same period of 2018.

•                  Net income was RMB23.2 million (US$3.4 million) for the second quarter of 2019, compared with net loss of RMB228.7 million in the same period of 2018, implying an net margin of 1.2%, compared with a net loss margin of 28.5% in the same period of 2018.

•                  Adjusted net income1 was RMB52.6 million (US$7.7 million) for the second quarter of 2019, compared with an adjusted net loss of RMB221.9 million in the same period of 2018, implying an adjusted net margin of 2.8% compared with an adjusted net loss margin of 27.6% in the same period of 2018.

•                  Average MAUs2 in the second quarter of 2019 reached 162.8 million, representing an increase of 32.6% from 122.8 million in the second quarter of 2018.

•                  Average mobile MAUs in the second quarter of 2019 reached 50.6 million, representing an increase of 42.5% from 35.5 million in the second quarter of 2018.

•                  Quarterly average paying user base in the second quarter of 2019 reached 6.7 million, representing an increase of 123.3% from 3.0 million in the second quarter of 2018.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “Our second quarter results demonstrated robust growth, as our quarterly average MAUs grew by 32.6%, average mobile MAU by 42.5%, and total net revenues by 133.2% year over year. We are convinced of the  growth potential in China’s eSports market. Going forward, we will continue to focus on building a game-centric premium content ecosystem while strategically improving our monetization efficiency across all content genres.”

1  “Adjusted net income” is defined as net income excluding share-based compensation expenses, share of loss (income) in equity method investments and impairment loss of investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

2  Refers to the average total MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users for each month of such period, by (ii) the number of months of such period. MAUs refers to the number of active users, including active PC users and active mobile users in a given month. Active users refers to users who visited the Company’s platform through PC or mobile app at least once in a given period; the number of active PC users is measured as the number of independent cookies generated by the Company’s website when users visited the Company’s platform through PC in a given period, and the number of active mobile users is measured as the number of mobile devices that launched the Company’s mobile apps in a given period. The number of active users is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access the Company’s platform with more than one independent cookie or using more than one mobile device and multiple individuals may access the Company’s services with the same independent cookie or using the same mobile device.

Mr. Hao Cao, Vice President of DouYu, commented, “We achieved solid financial results in the second quarter. After our initial public offering in July 2019, we continue to strive to strengthen our value proposition in the game-centric live streaming industry and explore the eSports value chain both upstream and downstream. Looking ahead, we will continue to drive our revenue growth through user base expansion, paying ratio enhancement and ARPPU improvement. We will also further optimize our operating efficiency and operating leverage to improve our margins.”

Second Quarter 2019 Financial Results

Total net revenues for the second quarter of 2019 increased by 133.2% to RMB1,872.7 million (US$272.8 million) from RMB802.9 million in the same period of 2018, primarily due to the increase in live streaming revenues.

Live streaming revenues increased by 156.0% to RMB1,708.3 million (US$248.8 million) in the second quarter of 2019 from RMB667.3 million in the same period of 2018, primarily due to the Company’s continuing efforts to cultivate users’ paying habits as well as the growth in both the number of paying users and ARPPU.

Advertising and other revenues increased by 21.2% to RMB164.4 million (US$24.0 million) in the second quarter of 2019 from RMB135.6 million in the same period of 2018, primarily driven by the increasing integrated promotion activities during live streaming as a result of improvements in the Company’s brand awareness.

Cost of revenues increased by 104.0% to RMB1,571.7 million (US$228.9 million) in the second quarter of 2019 from RMB770.3 million in the same period of 2018, primarily attributable to the increase in revenue sharing fees and content costs as well as bandwidth costs.

Revenue sharing fees and content costs increased by 121.2% to RMB1,326.6 million (US$193.2 million) in the second quarter of 2019 from RMB599.8 million in the same period of 2018, primarily due to: 1) increases in revenue sharing fees which were in line with increases in live streaming revenue, and 2) increases in content costs primarily attributable to the high-quality content created on the Company’s platform as well as eSports related content investment.

Bandwidth costs increased by 15.2% to RMB153.3 million (US$22.3 million) in the second quarter of 2019 from RMB133.0 million in the same period of 2018, primarily due to the increases in bandwidth usage necessary to support the growth of user traffic on the platform and improve the quality of live streaming video to enhance user experience, partially offset by the improved bandwidth utilization efficiency primarily attributable to the continued deployment of new technologies in content distribution.

Gross profit increased by 823.8% to RMB301.1 million (US$43.9 million) in the second quarter of 2019 from RMB32.6 million in the same period of 2018. Gross margin increased to 16.1% in the second quarter of 2019 from 4.1% in the same period of 2018, primarily due to the Company’s continuing improvements on monetization capabilities, bandwidth utilization through technology upgrades, and operational efficiency, which has also contributed to the development of economies of scale on the platform.

Sales and marketing expenses increased by 17.4% to RMB167.8 million (US$24.4 million) in the second quarter of 2019 from RMB142.9 million in the same period of 2018, mainly attributable to greater efforts in promoting the Company’s brand awareness, eSports contents and offline events.

Research and development expenses remained relatively stable at RMB84.4 million (US$12.3 million) in the second quarter of 2019, compared to RMB82.9 million in the same period of 2018.

General and administrative expenses increased by 98.4% to RMB73.3 million (US$10.7 million) in the second quarter of 2019 from RMB37.0 million in the same period of 2018, mainly due to the significant increase in share-based compensation expenses related to the awarding of restricted shares in connection with the acquisition of Nonolive in October 2018, as well as the increase in salaries and benefits of the management team as a result of the Company’s business growth.

Other operating income, net was RMB14.5 million (US$2.1 million) for the second quarter of 2019, compared with RMB21.2 million in the same period of 2018.

Operating loss was RMB10.0 million (US$1.5 million) in the second quarter of 2019, compared with an operating loss of RMB209.0 million in the same period of 2018.

Adjusted operating income in the second quarter of 2019, which excludes share-based compensation expenses, was RMB17.4 million (US$2.5 million) for the second quarter of 2019, compared with an adjusted operating loss of RMB204.6 million in the same period of 2018.

Income tax expenses were nil for the second quarter of 2019 and 2018, due to the Company’s cumulative net losses and the resulting tax loss carryforward.

Net income was RMB23.2 million (US$3.4 million) in the second quarter of 2019, compared with a net loss of RMB228.7 million in the same period of 2018.

Adjusted net income in the second quarter of 2019, which excludes share-based compensation expenses, share of loss (income) in equity method investments, and impairment loss of investments, was RMB52.6 million (US$7.7 million) in the second quarter of 2019, implying an adjusted net margin of 2.8% compared and with an adjusted net loss of RMB221.9 million in the same period of 2018.

Basic and diluted net income per ordinary share was RMB0.86 (US$0.13) and RMB0.82 (US$0.12), respectively for the second quarter of 2019, compared with a basic and diluted net loss per ordinary share of RMB28.07 and RMB28.07, respectively for the same period of 2018.

Adjusted basic and diluted net income per ordinary share was RMB4.51 (US$0.66) and RMB1.91 (US$0.28), respectively for the second quarter of 2019, compared with an adjusted basic and diluted net loss per ordinary share of RMB27.25 and RMB 27.25 for the same period of 2018.

Recent Development

In July 2019, the Company successfully completed its initial public offering (“IPO”) of 44,924,730 American depositary shares (“ADSs”) at a price of US$11.5 per ADS, with the selling shareholders offering an additional 22,462,380 ADSs. Every ten ADSs represents one ordinary share. The Company received a total of approximately US$489.9 million in net proceeds from the IPO, after deducting the underwriting discounts and commissions, and estimated offering expenses payable.

Upon its completion of IPO, the Company had a total of 32,462,368 ordinary shares issued and outstanding. Every ten ADSs represents one ordinary share.

Business Outlook

The Company expects its total net revenues to be in the range of RMB1,950 million to RMB2,000 million in the third quarter of 2019, representing a year-over-year growth between 90.3% and 95.2%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, August 13, 2019, at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
China:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	4987940

The replay will be accessible through August 20, 2019, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10134203

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for shared-based compensation expenses. Adjusted net loss is calculated as net income (loss) adjusted for shared-based compensation expenses, share of loss (income) in equity method investments and impairment loss on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of (loss) income in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the non-cash impact of (i) shared-based compensation expenses, (ii) share of loss (income) in equity method investments and (iii) impairment loss on investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 30, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2019, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Joy Yin

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2018	2019	2019
	RMB	RMB	US$ (1)
ASSETS
Current assets
Cash and cash equivalents	5,562,205	4,399,996	640,932
Account receivables, net	129,465	216,290	31,506
Prepayments	135,755	96,266	14,023
Amounts due from related parties	64,070	76,445	11,135
Other current assets	225,514	410,562	59,805
Total current assets	6,117,009	5,199,559	757,401

Property and equipment, net	50,428	43,770	6,376
Intangible assets, net	131,014	189,773	27,644
Investments	134,252	145,479	21,191
Goodwill	13,568	30,772	4,482
Other non-current assets	48,581	36,878	5,372
Total non-current assets	377,843	446,672	65,065
TOTAL ASSETS	6,494,852	5,646,231	822,466

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts Payable	800,370	1,125,934	164,011
Advances from customers	9,708	20,179	2,939
Deferred revenue	112,072	158,379	23,071
Accrued expenses and other current liabilities	313,455	305,077	44,439
Amounts due to related parties	1,628,308	307,001	44,720
Total current liabilities	2,863,913	1,916,570	279,180
TOTAL LIABILITIES	2,863,913	1,916,570	279,180

Convertible redeemable preferred shares	6,644,823	6,644,823	967,928

Shareholders’ deficit
Ordinary shares	5	5	1
Additional paid-in capital	48,989	94,202	13,722
Accumulated deficit	(3,388,471)	(3,345,680)	(487,353)
Accumulated other comprehensive income	325,593	331,814	48,333
Total DouYu Shareholders’ deficit	(3,013,884)	(2,919,659)	(425,297)
Non-controlling interests	—	4,497	655
Total Shareholders’ Deficit	(3,013,884)	(2,915,162)	(424,642)
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT	6,494,852	5,646,231	822,466

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate is solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 30, 2019, in the H.10 statistical release of Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Net Revenues	802,909	1,489,124	1,872,729	272,794	1,469,391	3,361,853	489,709
Cost of revenues	(770,320)	(1,285,996)	(1,571,679)	(228,941)	(1,412,171)	(2,857,675)	(416,267)
Gross profit	32,589	203,128	301,050	43,853	57,220	504,178	73,442
Operating expenses
Sales and marketing expenses	(142,942)	(123,569)	(167,759)	(24,437)	(219,630)	(291,328)	(42,437)
Research and development expense	(82,872)	(79,421)	(84,404)	(12,295)	(155,467)	(163,825)	(23,864)
General and administrative expenses	(36,961)	(63,459)	(73,344)	(10,684)	(68,110)	(136,803)	(19,928)
Other operating income, net	21,229	14,886	14,497	2,112	21,232	29,383	4,281
Total operating expenses	(241,546)	(251,563)	(311,010)	(45,304)	(421,975)	(562,573)	(81,948)
Loss from operations	(208,957)	(48,435)	(9,960)	(1,451)	(364,755)	(58,395)	(8,506)
Other expenses, net	(277)	(113)	(3,766)	(549)	(1,228)	(3,879)	(565)
Foreign exchange gains (losses)	(27,169)	32,045	—	—	(27,169)	32,045	4,668
Interest Income, net	10,066	33,952	35,166	5,123	12,551	69,118	10,068
Income (loss) before income taxes	(226,337)	17,449	21,440	3,123	(380,601)	38,889	5,665
Income tax expenses	—	—	—	—	—	—	—
Share of loss (income) in equity method investments	(2,365)	702	1,716	250	(3,766)	2,418	352
Net income (loss)	(228,702)	18,151	23,156	3,373	(384,367)	41,307	6,017
Less: Net loss attributable to non-controlling interest	—	(604)	(880)	(128)	—	(1,484)	(216)
Net income (loss) attributable to DouYu	(228,702)	18,755	24,036	3,501	(384,367)	42,791	6,233

Net income (loss) per ordinary share
Basic	(28.07)	0.67	0.86	0.13	(47.88)	1.53	0.22
Diluted	(28.07)	0.64	0.82	0.12	(47.88)	1.46	0.21

Weighted average number of ordinary shares used in calculating net income(loss) per ordinary share
Basic	8,146,208	8,063,790	8,063,790	8,063,790	8,167,499	8,063,790	8,063,790
Diluted	8,146,208	29,380,734	29,351,365	29,351,365	8,167,499	29,343,741	29,343,741

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate is solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 30, 2019, in the H.10 statistical release of Federal Reserve Board.

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)

Loss from operations	(208,957)	(48,435)	(9,960)	(1,451)	(364,755)	(58,395)	(8,506)
Add:
Share-based compensation expenses	4,394	17,830	27,383	3,989	8,787	45,213	6,586
Adjusted Operating income (loss)	(204,563)	(30,605)	17,423	2,538	(355,968)	(13,182)	(1,920)

Net income (loss)	(228,702)	18,151	23,156	3,373	(384,367)	41,307	6,017
Add:
Share-based compensation expenses	4,394	17,830	27,383	3,989	8,787	45,213	6,586
Share of loss (income) in equity method investments	2,365	(702)	(1,716)	(250)	3,766	(2,418)	(352)
Impairment loss of investment	—	—	3,790	552	—	3,790	552
Adjusted net income (loss)	(221,943)	35,279	52,613	7,664	(371,814)	87,892	12,803

Net income (loss) attributable to DouYu	(228,702)	18,755	24,036	3,501	(384,367)	42,791	6,233
Add:
Share-based compensation expenses	4,394	17,830	27,383	3,989	8,787	45,213	6,586
Share of loss (income) in equity method investments	2,365	(702)	(1,716)	(250)	3,766	(2,418)	(352)
Impairment loss of investment	—	—	3,790	552	—	3,790	552
Adjusted net income (loss) attributable to DouYu	(221,943)	35,883	53,493	7,792	(371,814)	89,376	13,019

Adjusted net income (loss) per ordinary share
Basic	-27.25	2.79	4.51	0.66	-46.34	7.31	1.06
Diluted	-27.25	1.28	1.91	0.28	-46.34	3.20	0.47

Weighted average number of ordinary shares used in calculating diluted net income (loss) per ordinary share	8,146,208	29,380,734	29,351,365	29,351,365	8,167,499	29,366,050	29,366,050
Less: Restricted Share Units	—	(1,410,839)	(1,381,470)	(1,381,470)	—	(1,396,155)	(1,396,155)
Weighted average number of ordinary shares used in calculating adjusted diluted net income (loss) per ordinary share	8,146,208	27,969,895	27,969,895	27,969,895	8,167,499	27,969,895	27,969,895

Weighted average number of ordinary shares used in calculating adjusted net income(loss) per ordinary share
Basic	8,146,208	8,063,790	8,063,790	8,063,790	8,167,499	8,063,790	8,063,790
Diluted	8,146,208	27,969,895	27,969,895	27,969,895	8,167,499	27,969,895	27,969,895

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate is solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 30, 2019, in the H.10 statistical release of Federal Reserve Board.